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                                                                     Exhibit (i)




                                                  April 28, 1999


SM&R Growth Fund, Inc.
(formerly American National Growth Fund, Inc.)
2450 South Shore Boulevard, Suite 400
League City, Texas 77573

     RE: SM&R Growth Fund, Inc. (the "Company") Post-Effective Amendment No. 98 under the Securities Act of 1933 (the "33 Act") and Post-Effective Amendment No. 30 to the Investment Company Act of 1940 (the "40 Act")

Gentlemen:

     We have assisted you in preparing the above referenced post-effective amendments to your '33 Act and '40 Act Registration Statements referenced above. In connection therewith, we have examined the Company's Articles of Incorporation and such other corporate records, prospectuses and other material we deemed appropriate. On the basis of such examination, we are of the opinion that the Company's shares, when sold, will be legally issued, fully paid and non-assessable. We, of course, assume that the Company will not sell more than the 2,000,000,000 shares authorized by its Articles of Incorporation, and that all sales will be for full value received at the time of sale.

     We consent to the attachment of this opinion to and its use in connection with the above referenced post-effective amendments.


                                        Yours very truly,


                                        /S/ JERRY L. ADAMS

                                        Jerry L. Adams